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                                                                    Exhibit 99.3
                            EXCHANGE AGENT AGREEMENT



State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Attention: Corporate Trust Department

Ladies and Gentlemen:

         Lamar Advertising Company (the "Company") proposes to make an offer (the "Exchange Offer") to exchange up to $200,000,000 aggregate principal amount of its 8 5/8% Senior Subordinated Notes due 2007 (the "Existing Notes") for a like principal amount of its 8 5/8% Senior Subordinated Notes due 2007 (the "Exchange Notes"), which will be registered under the Securities Act of 1933, pursuant to a Registration Statement. The terms and conditions of the Exchange Offer as currently contemplated are set forth in a prospectus, dated ________, 1997 (the "Prospectus"), proposed to be distributed to all record holders of the Existing Notes. The Existing Notes and the Exchange Notes are collectively referred to herein as the "Notes".

         The Company hereby appoints State Street Bank and Trust Company to act as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. References hereinafter to "you" shall refer to State Street Bank and Trust Company.

         The Exchange Offer is expected to be commenced by the Company on or about ___________, 1997. The Letter of Transmittal accompanying the Prospectus (or in the case of book-entry securities, the ATOP system) is to be used by the holders of the Existing Notes to accept the Exchange Offer and contains instructions with respect to the delivery of certificates for Existing Notes tendered in connection therewith.

         The Exchange Offer shall expire at 5:00 p.m., New York City time, on ____________ or on such later date or time to which the Company may extend the Exchange Offer (the "Expiration Date"). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral notice (confirmed in writing) or written notice to you before 5:00 p.m., New York City time, on the business day following the previously scheduled Expiration Date.

         The Company expressly reserves the right to delay acceptance of any Existing Notes, to amend the Exchange Offer, or to extend or terminate the Exchange Offer and not to accept for exchange any Existing Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified in the Prospectus under the caption "The Exchange Offer--Conditions to the Exchange Offer." The Company will


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give oral notice (confirmed in writing) or written notice to you, as promptly as practicable, of any amendment, termination or nonacceptance.

         In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

         1. You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned "The Exchange Offer" or as specifically set forth herein; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.

         2. You will establish an account with respect to the Existing Notes at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Exchange Offer within two business days after the date of the Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of the Existing Notes by causing the Book-Entry Transfer Facility to transfer such Existing Notes into your account in accordance with the Book-Entry Transfer Facility's procedure for such transfers.

         3. You are to examine each of the Letters of Transmittal and certificates for Existing Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility) or, in the case of Existing Notes tendered by book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal, and any other documents delivered or mailed to your by or for holders of the Existing Notes to ascertain whether: (i) the Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and (ii) the Existing notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other documents has been improperly completed or executed or any of the certificates for Existing Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be necessary or advisable to cause such irregularity to be corrected, in each case, based upon consultation with the Company or its counsel. All questions as to the form of all documents and the validity, eligibility (including time of receipt) and acceptance of tendered Existing Notes will be determined by the Company, in its sole discretion, whose determination will be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Existing Notes, which would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Existing Notes, and the Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions set forth therein) will be final.

         4. With the approval of either the Chief Executive Officer or Chief Financial Officer (each an "Officer") of the Company (such approval, if given orally, to be confirmed


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in writing) or any other party designated by such Officer in writing, you are authorized to waive any irregularities in connection with any tender of Existing Notes pursuant to the Exchange Offer.

         5. Tenders of Existing Notes may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned "The Exchange Offer--How to Tender," and Existing Notes shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein.

         Notwithstanding the provision of this paragraph 5, Existing Notes that any Officer shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be confirmed in writing).

         6. You shall advise the Company with respect to any Existing Notes received subsequent to the Expiration Date and accept written instructions of the Company with respect to disposition of such Existing Notes.

         7. Notwithstanding the procedures set forth in the Prospectus under the Section entitled "Exchange Offer" or in the Letter of Transmittal, you shall accept tenders:

            (a) in cases where the Existing Notes are registered in two or more names only if signed by all named holders;

            (b) in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

            (c) from persons other than the registered holder of Existing Notes provided that customary transfer requirements, including any applicable transfer taxes, are fulfilled.

         You shall accept partial tenders of Existing Notes where so indicated and as permitted in the Letter of Transmittal and deliver certificates for Existing Notes to the transfer agent for split-up and return any untendered Existing Notes received from the transfer agent to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer.

         8. Upon satisfaction or waiver of all of the conditions to the Exchange Offer, or waiver of any or all such conditions by the Company, the Company will notify you (such notice if given orally, to be confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Existing Notes properly tendered to you. You, on behalf of the Company, will exchange such Existing Notes for Exchange Notes duly executed by the Company, and authenticated by the Trustee under the Indenture and delivered to you by the Company, and cause such Existing Notes to be cancelled. Delivery of Notes will be made


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on behalf of the Company by you at the rate of $1,000 principal amount of Notes for each $1,000 principal amount of the corresponding series of Existing Notes tendered promptly after notice (such notice if given orally, to be confirmed in writing) of acceptance of such Existing Notes by the Company; provided, however, that in all cases, Existing Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you or certificates for such Existing Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or delivery of an Agent's Message, as applicable, with any required signature guarantees and any other required documents. You shall issue Exchange Notes only in denominations of $1,000 or any integral multiple thereof.

         9. Tenders pursuant to the Exchange Offer are irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Existing Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

         10. The Company shall not be required to exchange any Existing Notes tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any Existing Notes tendered shall be given (and confirmed in writing) by the Company to you.

         11. If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Existing Notes tendered because of invalid tender, the occurrence of certain other events set forth in the Prospectus under the caption "The Exchange Offer--Conditions to the Exchange Offer" or otherwise, you shall, as soon as practicable after the expiration or termination of the Exchange Offer, return those certificates for unaccepted Existing Notes (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them.

         12. All certificates for reissued Existing Notes, unaccepted Existing Notes or for Exchange Notes shall be forwarded by first-class mail.

         13. You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank, or other persons or to engage or utilize any person to solicit tenders.

         14. As Exchange Agent hereunder you:

             (a) shall have no duties or obligations other than those specifically set forth herein or as may be subsequently agreed to in writing by you and the Company;


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                  (b)      will be regarded as making no representations and
                           having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates or the Existing Notes represented thereby deposited with you pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer;

                  (c) shall not be obligated to take any action hereunder that will, in your reasonable judgment, involve any expense or liability, unless you shall have been furnished with reasonable indemnity;

                  (d) may reasonably rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed by the proper party or parties;

                  (e) may reasonably act upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith believe to be genuine or to have been signed or represented by a proper person or persons;

                  (f) may rely on and shall be protected in acting upon written or oral instructions from any Officer of the Company;

                  (g) may reasonably consult with your counsel with respect to any questions relating to your duties and responsibilities and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the advice or opinion of such counsel; and

                  (h) shall not advise any person tendering Existing Notes pursuant to the Exchange Offer as to the wisdom or making such tender or as to the market value or decline or appreciation in market value of any Existing Notes.

         15. You shall advise by facsimile transmissions or telephone, and promptly thereafter confirm in writing to the Chief Executive Officer and the Chief Financial Officer of the Company and such other person or persons as so requested, daily (and more frequently as may be agreed between you and the Company during the week immediately preceding the Expiration Date and if otherwise requested) up to and including the Expiration Date, as to the number of Existing Notes that have been tendered pursuant to the Exchange


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Offer and the items received by you pursuant to this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also provide, and cooperate in making available, to the Company or any such other person or persons, upon oral request made from time to time prior to the Expiration Date, such other information as so reasonably requested. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Existing Notes tendered, the aggregate principal amount of Existing Notes accepted and deliver such list to the Company as soon as practicable following the Expiration Date.

         16. Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date and the time of receipt thereof and shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities, but in any event for a period of not less than 180 days. You shall dispose of unused Letters of Transmittal and other surplus materials by returning them to the Company.

         17. You hereby expressly waive any lien, encumbrance or right of set-off whatsoever that you may have with respect to funds deposited with you for the payment of transfer taxes by reasons of amounts borrowed by the Company, if any, or any of its subsidiaries or affiliates pursuant to any loan or credit agreement with you or for compensation owed to you hereunder.

         18. For services rendered as Exchange Agent hereunder, you shall be entitled to such compensation as set forth on Schedule I attached hereto.

         19. You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal and further acknowledge that you have examined each of them. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to the duties, liabilities and indemnification of you as Exchange Agent, which shall be controlled by this Agreement.

         20. The Company covenants and agrees to indemnify and hold you, your officers, directors and employees harmless in your capacity as Exchange Agent hereunder against any loss, liability, cost or expense, including attorneys' fees and expenses, arising out of or in connection with the administration of your duties hereunder or by reason of or as a result of your compliance with the instructions set forth herein or with any written instructions delivered to you hereunder, including any act, omission, delay or refusal made by you in reliance upon any signature, endorsement, assignment, certificate, order, request, notice,


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instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Existing Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Existing Notes; provided, however, that the Company shall not be liable for indemnification or otherwise for any loss, liability, cost or expense to the extent arising out of your gross negligence or willful misconduct. In no case shall the Company be liable under this indemnity with respect to any claim against you unless the Company shall be notified by you, by letter or cable or by facsimile confirmed by letter, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or notice of commencement of action. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action, and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim. In the event that the Company shall assume the defense of any such suit, the Company shall not be liable for the fees and expenses of any additional counsel thereafter retained by you so long as the Company shall retain counsel satisfactory to you to defend such suit.

         21. With respect to the Exchange Offer, you shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service. The Company understands that you are required to deduct 31% on payments to holders who have not supplied their correct Taxpayer Identification Number or required certification. Such funds will be turned over to the Internal Revenue Service in accordance with applicable regulations.

         22. You shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of Existing Notes, your check in the amount of all transfer taxes so payable, and the Company shall reimburse you for the amount of any and all transfer taxes payable in respect of the exchange of Existing Notes; provided, however, that you shall reimburse the Company for amounts refunded to you in respect to your payment of any such transfer taxes, at such time as such refund is received by you. You shall be entitled to request and receive written instructions from the Company as to any transfer taxes that may be required.

         23. This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the Commonwealth of Massachusetts applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles, and shall inure benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto; provided, however, that you may not assign or transfer any of your rights or obligations hereunder without the prior written consent of the Company.


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         24. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

         25. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         26. This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. This Agreement may not be modified orally.

         27. Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:

                  If to the Company:

                  Lamar Advertising Company
                  5551 Corporate Boulevard
                  Baton Rouge, Louisiana 70808

                  Facsimile:        (504) 923-0658
                  Attention:        Keith A. Istre

                  State Street Bank and Trust Company
                  225 Franklin Street
                  Boston, MA 02110
                  Attention:  Corporate Trust Department

                  Facsimile:        (617) 664-5150
                  Attention:        Andrew M. Sinasky

         28. Unless terminated earlier by the parties hereto, this Agreement shall terminate 180 days following the Expiration Date. Notwithstanding the foregoing, Paragraphs 19, 21 and 23 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates for Notes, funds or property then held by you as Exchange Agent under this Agreement.

         29. This Agreement shall be binding and effective as of the date hereof.


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         Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.


                            LAMAR ADVERTISING COMPANY


                            By:      _________________________________
                                     Name:    Keith A. Istre
                                     Title:   Treasurer and Chief
                                              Financial Officer




Accepted as of the date first above written:

STATE STREET BANK AND TRUST COMPANY,
as Exchange Agent


By:      _________________________________
         Name:   Andrew M. Sinasky
         Title:     Assistant Vice President




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                                   SCHEDULE I

                                      FEES

         The Company will pay the Exchange Agent a total of $_____ for the services described herein and the Exchange Agent's legal fees relating hereto.


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